APPENDIX A: DIRECTORS AND OFFICERS

CONFIDENTIAL

BAD ACTOR QUESTIONNAIRE

Around Labs, Inc.

(the "**Company**")

Rule 506 of Regulation D & Rule 503 of Regulation Crowdfunding
Disqualification Event Questionnaire

NAME: Diego Villarreal

DATE: June 22, 2016

This Bad Actor Questionnaire (this "**Questionnaire**") is being furnished to you to obtain information in connection with (a) an offering of securities by the Company (the "**506 Offering**") under Rule 506 of Regulation D promulgated under the Securities Act of 1933 (the "**Securities Act**"), and/or (b) an offering of securities by the Company (the "**CF Offering**" and together with a 506 Offering, each an "**Offering**") under Section 4(a)(6) of the Securities Act and the rules and regulations promulgated thereunder. As used in this Questionnaire, (x) "**you**" also refers to any entity on whose behalf you are responding, (y) "**Offering Statement**" means, with respect to the CF Offering, information required to be filed by Section 4(A)(b) of the Securities Act and (z) "**Sale of Securities**" means the sale of any securities offered in the 506 Offering.

Important Note: *Please answer every question. If the Company has completed portions of this Questionnaire on your behalf, please confirm the accuracy of that information.* If your answer to a question is "Yes," please provide details in the explanation. Unless otherwise stated, your answers should be given as of the date you sign this Questionnaire. Please note that certain questions are necessarily broad in scope, so if you have doubts regarding whether something should be included in your response please err on the side of over-inclusion. The Company may have additional follow-up questions for you in connection with the Offering.

THE EXISTENCE AND CONTENTS OF THIS QUESTIONNAIRE, AS WELL AS YOUR ANSWERS AND ALL NOTES AND DRAFTS PREPARED BY YOU, ARE CONSIDERED EXTREMELY CONFIDENTIAL AND PROPRIETARY BY THE COMPANY AND SHOULD BE TREATED ACCORDINGLY.

This Questionnaire must be completed by the following persons:

- The Company
- Any predecessor of the Company
- Any affiliated[1] issuer of the Company
- Any director, officer, general partner or managing member of the Company
- Any beneficial owner[2] of 20% or more of the Company's outstanding voting equity securities (calculated on the basis of voting power)
- Any promoter[3] connected with the Company in any capacity at the time of the sale of securities
- Any investment manager of an issuer that is a pooled investment fund; any general partner or managing member of any such investment manager; and any director or officer of any such investment manager
- Any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of securities in any Offering (a "compensated solicitor"); and any director, officer, general partner or managing member of any such compensated solicitor

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[1] An *affiliate* is a person or entity that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, another person or entity.

[2] A *beneficial owner* of a security includes:

(i) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:

(a) voting power, which includes the power to vote, or to direct the voting of, such security; and/or

(b) investment power, which includes the power to dispose, or to direct the disposition of, such security.

(ii) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership; and

(iii) a person who has the right to acquire beneficial ownership of such security, as defined in clause (i) above, within sixty (60) days, including but not limited to any right to acquire: (a) through the exercise of any option, warrant or right, (b) through the conversion of a security, (c) pursuant to the power to revoke a trust, discretionary account, or similar arrangement, or (d) pursuant to the automatic termination of a trust, discretionary account or similar arrangement.

[3] The term *promoter* includes:

(i) any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or

(ii) any person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.

All persons coming within the definition of *promoter* in paragraph (i) of this definition may be referred to as *founders* or *organizers* or by another term provided that such term is reasonably descriptive of those persons' activities with respect to the issuer.

1. **If you serve as a director, officer, or occupy any similar status or perform a similar function of the Company, please provide the following information:**

Title: CEO   Dates of Service: August 2013-Present
Principal Occupation: _____
Employer: Around Labs, Inc. _____
Employer's principal business: Development of the Banter mobile app _____

List all positions and offices with the Company held and the period of time in which the you served in the position or office:

Position: CEO   Dates of Service: August 2013 - Present
Responsibilities: Oversee management of entire company _____

Position: President   Dates of Service: August 2013 - Present
Responsibilities: Oversee Board Approvals _____

Position: _____ Dates of Service: _____
Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: Prophet Brand Strategy _____
Employer's principal business: Marketing and branding consultancy _____
Title: Senior Associate   Dates of Service: August 2012 - July 2014
Responsibilities: Conducted client work, developing marketing and branding strategies for companies

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

Employer: _____
Employer's principal business: _____
Title: _____ Dates of Service: _____
Responsibilities: _____

2. **Name, Address, Telephone Number and Email:**

Your full name:

Diego Villarreal

Please provide all previous, assumed or fictitious names or aliases:

Business Address:	Home Address:
758 Green Street	758 Green Street
San Francisco, CA 94133	San Francisco, CA 94133
Business Telephone: 415 400 6374	**Home Telephone:** 415 400 6374
E-Mail Address: diego@thebanterapp.com	

3. **Have you been convicted, within ten years before the filing of the Offering Statement or Sale of Securities (or five years, in the case of the Company, its predecessors and affiliated issuers), of any felony or misdemeanor:**

   • in connection with the purchase or sale of any security;
   • involving the making of any false filing with the Securities and Exchange Commission (the "**SEC**"); or
   • arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

   Yes. If yes, please explain: _____

Ⅹ No.

4. **Are you subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the Offering Statement or Sale of Securities, that, at the time of such filing or sale, restrains or enjoins you from engaging or continuing to engage in any conduct or practice:**

   • in connection with the purchase or sale of any security;
   • involving the making of any false filing with the SEC; or
   • arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

   Yes. If yes, please explain: _____

Ⅹ No.

5. **Are you subject to a final order[4] of a state securities commission (or an agency of officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the Commodity Futures Trading Commission; or the National Credit Union Administration that:**

- at the time of the filing of the Offering Statement or Sale of Securities, bars you from:
  - association with an entity regulated by such commission, authority, agency or officer;
  - engaging in the business of securities, insurance or banking; or
  - engaging in savings association or credit union activities; or
- constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct entered within ten years before the date of the filing of the Offering Statement or Sale of Securities?

 Yes. If yes, please explain: _____

X No.

6. **Are you subject to an order of the SEC entered pursuant to section 15(b) or 15B(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or section 203(e) or 203(f) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), that, at the time of the filing of the Offering Statement or Sale of the Securities:**

- suspends or revokes your registration as a broker, dealer, municipal securities dealer or investment adviser or funding portal;
- places limitations on your activities, functions or operations, or imposes civil money penalties on you; or
- bars you from being associated with any entity or from participating in the offering of any offering of penny stock?

 Yes. If yes, please explain: _____

X No.

7. **Are you subject to any order of the SEC, entered within five years before the filing of the Offering Statement or Sale of Securities, that, at the time of such filing or sale, orders you to cease and desist from committing or causing a violation or future violation of:**

- any scienter-based anti-fraud provision of the federal securities laws, including, without limitation, Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Advisers Act or any other rule or regulation thereunder; or
- Section 5 of the Securities Act.

 Yes. If yes, please explain: _____

X No.

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[4] A "final order" is a written directive or declaratory statement issued by a federal or state agency described in Rule 506(d)(1)(iii) under the Securities Act of 1933 or in Rule 503(a)(3) of Regulation Crowdfunding under applicable statutory authority that provides for notice and an opportunity for a hearing, which constitutes a final disposition or action by that federal or state agency.

8. **Have you been suspended or expelled from membership in, or suspended or barred from association with a member of, a securities self-regulatory organization (*e.g.*, a registered national securities exchange or a registered national or affiliated securities association) for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

   Yes. If yes, please explain: _____

   ✗ No.

9. **Have you filed (as a registrant or issuer), or were you named as an underwriter in any registration statement or Regulation A offering statement filed with the SEC that, within five years before the filing of the Offering Statement or Sale of Securities, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or are you, at the time of such filing or sale, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

   Yes. If yes, please explain: _____

   ✗ No.

10. **Are you subject to a United States Postal Service false representation order entered within five years before the filing of the Offering Statement or Sale of Securities, or are you, at the time of the such filing or sale, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

   Yes. If yes, please explain: _____

   ✗ No.

[Signature Page Follows]

By signing below, I acknowledge and agree to the following: (a) the Company may rely upon the information provided in this Questionnaire and (b) the SEC may require the Company to publicly disclose the information provided in this Questionnaire, and I consent to such public disclosure.

If any information furnished by me in this Questionnaire becomes inaccurate, incomplete or otherwise changes, I will promptly advise the Company to that effect and furnish any supplementary information that may be appropriate as a result of any developments, including the passage of time and any new relationships that may develop in the future.

The foregoing answers are correctly and fully stated to the best of my knowledge, information and belief after a reasonable investigation.



June 22, 2016
_____

Date

_____

Signature

Print Name: Diego Villarreal
_____